

Mail Stop 4561

January 23, 2017

Haim Siboni
Chief Executive Officer
Foresight Autonomous Holdings Ltd.
3 Golda Meir
Ness Ziona
7414001 Israel

Re: **Foresight Autonomous Holdings Ltd.**
Draft Registration Statement on Form 20-F
Submitted December 27, 2016
CIK No. 0001691221

Dear Mr. Siboni:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors, page 3

1.   You disclose in the first paragraph of your risk factors that "[a]dditional risks that you currently deem immaterial may also materially and adversely affect" you. Please delete this language from your introductory paragraph as you must disclose all risks that are material at this time.

Risks Related to the Ownership of Our ADSs or Ordinary Shares, page 14

2.   Please consider including a risk factor that highlights the risk to your ADS holders whose voting rights are subject to the terms of the deposit agreement.

Item 4. Information on the Company

Strategy, page 24

3.   Refer to the second bullet point in this section. Please provide greater specificity regarding when you expect to enter into definitive agreements and begin generating revenue. In this regard, we note the language on page 33 that you "do not expect to generate revenues from the sale of [y]our products in the next few years."

Organizational Structure, page 27

4.   Please reconcile your statement that you own one subsidiary with the disclosure on your website, which states that you develop advanced systems for accident prevention through two subsidiaries.

Item 5. Operating and Financial Review and Prospectus

F. Tabular Disclosure of Contractual Obligations, page 34

5.   Please include footnotes to explain the obligations you specify in your table. We note that the amounts you are contractually obligated to pay in less than one year appear to exceed the rent amounts disclosed on page 27.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management, page 34

6.   You state in the second full paragraph on page 35 that Mr. Dor is the chief operating officer. Please reconcile with the caption immediately above this disclosure, which states that he is a co-chief executive officer.

B. Compensation, page 36

7.   You state in the risk factor at the bottom of page 15 that a recent amendment to the Israeli Companies Law will require disclosure of individual compensation for the five mostly highly compensation senior officers. Please advise regarding the bases on which you rely to provide compensation on an aggregate basis. Refer to Item 6.B of Form 20-F.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders, page 50

8.   Please expand your definition of beneficial ownership in footnote (1) to include persons who may receive the economic benefit of ownership of the securities. Make similar

revisions to the table on page 49. Refer to the definition of "beneficial owner" under General Instruction F of Form 20-F.

Exhibits

9.   We note that you provided a summary of the agreements in exhibits 4.1 through 4.3. Please provide a translation of the full agreement as required by Exchange Act Rule 12b-12(d)(2) or advise.

Financial Statements

Notes to the Financial Statements, page F-8

10.   We note your disclosure on page 1 that you are a development stage company and we also note that you have not generated any revenue to date. Please provide the disclosures required by ASC 275-10-50-2A and the related examples in ASC 275-10-55-3A and ASC 275-10-55-3B.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3453 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Branch Chief—Legal
Office of Information
Technologies and Services

cc: David Huberman, Esq.
        Zysman, Aharoni, Gayer & Co.